Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 28, 2007 (except for Notes 12, 13, 14, and 15 as to which the date is April 19, 2007) with respect to the consolidated financial statements and schedule of Chronic Care Solutions Holding, Inc. and April 7, 2006 (except for Notes 13 and 14, as to which the date is April 19, 2007) with respect to the consolidated financial statements and schedule of Chronic Care Solutions, Inc. in the Registration Statement (Form S-1 No. 333-00000) and related Prospectus of CCS Medical Holdings, Inc. for the registration of         shares of its common stock.

/s/ Ernst & Young LLP
Certified Public Accountants
Tampa, Florida
May 10, 2007